Exhibit 99.1

November 17, 2023

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (AS IT FORMS PART OF DOMESTIC LAW IN THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018).

Indivior Amends its Relationship Agreement with Scopia Capital Management

Indivior PLC (the "Company") (LSE/Nasdaq: INDV) announced that it has amended the existing relationship agreement (the "Relationship Agreement") with Scopia Capital Management LP ("Scopia") which will extend Mr Jerome Lande's Board tenure until December 31, 2024.

Scopia is a valued longstanding shareholder of the Company and, having considered the positive contributions Mr Lande has made as Scopia's Representative Director and the continued shareholder perspective and capital markets experience he brings, the Board believe his ongoing service will continue to benefit the Company and serve all shareholders' best interests.

In the light of these considerations and the benefits to the Company from the continuation of certain terms of the Relationship Agreement, the Company and Scopia have agreed to extend the term of the Relationship Agreement for a further year i.e. until December 31, 2024, unless it is otherwise extended by mutual agreement or terminated at an earlier date in accordance with its terms. The threshold for automatic termination will be amended, such that the Relationship Agreement will terminate in the event that Scopia (and its affiliates) cease to have interests in at least 3% of the Company's issued share capital (reduced from 5%).

The other provisions of the original Relationship Agreement will remain in full force and effect, including certain customary standstill, voting and governance provisions appropriate for an agreement between a premium listed company and a significant shareholder. This includes commitments from Scopia (applicable to it and its affiliates) to:

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Not exercise any voting rights in excess of 15% of the voting rights exercisable in the Company from time-to-time;
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Exercise its voting rights in relation to ordinary course resolutions in accordance with the recommendation of the Board; and
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Not exercise its shareholder rights in a manner inconsistent with the Board's recommendation (other than in respect of certain non-ordinary course resolutions).

The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

For Further Information

Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking, including "forward-looking" statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include, among other things, statements regarding the Indivior Group's financial guidance for 2023 and its medium- and long-term growth outlook; strategies for value creation and operational goals; expectations for sales levels for particular products; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; expected changes in market share; future exchange rates; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding the extent and impact of competition; and other statements containing the words "believe", "anticipate", "plan", "expect", "intend", "estimate", "forecast," "strategy," "target," "guidance," "outlook," "potential", "project", "priority," "may", "will", "should", "would", "could", "can", "outlook," "guidance", the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; our ability to realize our deferred tax assets; and changes in our market position, businesses, financial condition, results of operations or prospects. Additional information concerning these and other factors can be found in Indivior PLC's filings with the United States Securities and Exchange Commission ("SEC"), including Indivior PLC's registration statement on Form 20-F, which was declared effective by the SEC on June 9, 2023, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and Indivior PLC's Annual Reports, which may be obtained free of charge from Indivior PLC's website, https://www.indivior.com/.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events. Readers are cautioned not to place undue reliance on any such forward-looking statements.

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